UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

868153107

(CUSIP Number)

jeffrey E. eberwein

Star Equity fund, lp

53 Forest Avenue, Suite 101

Old Greenwich, Connecticut 06870

(203) 489-9504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 9, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.48%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY FUND GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.48%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CONNECTICUT
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.48%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR EQUITY HOLDINGS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.48%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,250,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,250,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.97%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

STAR VALUE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		700,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

700,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.48%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

ROBERT G. PEARSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 868153107

1	NAME OF REPORTING PERSON

BASHARA BOYD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 868153107

The following constitutes Amendment No. 2 (the “Amendment No. 2”) to the Schedule 13D filed by the undersigned on May 9, 2022 (as previously amended, the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Capitalized terms not defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Star Equity Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 700,000 Shares beneficially owned by Star Equity Fund is approximately $721,276, excluding brokerage commissions. The aggregate purchase price of the 1,550,000 Shares directly owned by Mr. Eberwein is approximately $1,530,866, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 28,235,001 Shares outstanding as of May 13, 2022, which is the total number of Shares reported outstanding in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 13, 2022.

A.	Star Equity Holdings
(a)	Star Equity Holdings, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 700,000 Shares beneficially owned by Star Equity Fund.

Percentage: Approximately 2.48%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Star Equity Fund
(a)	As of the close of business on June 13, 2022, Star Equity Fund beneficially owned 700,000 Shares.

Percentage: Approximately 2.48%

10

CUSIP No. 868153107

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares by Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Star Equity GP
(a)	Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 700,000 Shares owned by Star Equity Fund.

Percentage: Approximately 2.48%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Star Investment Management
(a)	Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 700,000 Shares owned by Star Equity Fund.

Percentage: Approximately 2.48%

(b)	1. Sole power to vote or direct vote: 700,000 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 700,000

4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference
E.	Mr. Eberwein
(a)	As of the close of business on June 13, 2022, Mr. Eberwein directly owned 1,550,000 Shares of common stock. Additionally, Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 700,000 Shares owned by Star Equity Fund. In total Mr. Eberwein may be deemed the beneficial owner of 2,250,000 Shares of common stock.

Percentage: Approximately 7.97%

11

CUSIP No. 868153107

(b)	1. Sole power to vote or direct vote: 2,250,000

2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,250,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares by Mr. Eberwein and Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Star Value
(a)	Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Equity Holdings may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.

Percentage: Approximately 2.48%

(b)	1. Sole power to vote or direct vote: 700,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 700,000
4. Shared power to dispose or direct the disposition: 0

(c)	All transactions in the Shares on behalf of Star Equity Fund since 60 days prior to the filing of the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Pearse
(a)	As of the close of business on June 13, 2022, Mr. Pearse did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Pearse has not entered into any transactions in the Shares since 60 days prior to the filing of the Schedule 13D.
H.	Ms. Boyd
(a)	As of the close of business on June 13, 2022, Ms. Boyd did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

12

CUSIP No. 868153107

(c)	Ms. Boyd has not entered into any transactions in the Shares since 60 days prior to the filing of the Schedule 13D.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)       Not applicable.

13

CUSIP No. 868153107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2022

Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

Star Equity Fund, LP

By:	Star Equity Fund GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Equity Fund GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Star Investment Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN Individually and as attorney-in-fact for Robert G. Pearse and BaShara Boyd

Star Value, LLC

By:	Star Equity Holdings, Inc.

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Executive Chairman

14

CUSIP No. 868153107

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share ($)[1]	Date of Purchase / Sale

STAR EQUITY FUND, LP

1,000	$1.05	4/22/2022
25,000	$0.98	5/2/2022
25,000	$1.05	5/3/2022
92,864	$1.05	5/4/2022
46,689	$1.05	5/5/2022
34,214	$1.06	5/6/2022
125,233	$1.02	5/9/2022
11,266	$1.01	5/11/2022
69,873	$0.98	5/12/2022
42,561	$0.97	5/13/2022
26,300	$1.00	5/16/2022
22,941	$0.98	5/19/2022
21,734	$0.98	5/20/2022
15,016	$0.99	5/23/2022
17,470	$0.99	5/24/2022
49,333	$0.99	5/25/2022
1	$1.00	5/26/2022
365	$1.03	6/1/2022
7,014	$1.25	6/9/2022
16,126	$1.26	6/10/2022
50,000	$1.14	6/13/2022

JEFFREY E. EBERWEIN

200,000	$0.98	3/14/2022
336,014	$0.91	3/15/2022
120,011	$0.92	3/16/2022
5,680	$0.93	3/17/2022
23,431	$1.06	3/21/2022
477	$1.06	3/29/2022
195,535	$1.06	3/30/2022
44,399	$1.06	3/31/2022
61,401	$1.05	4/1/2022
24,750	$1.01	4/4/2022
88,302	$1.03	4/5/2022
54,630	$1.01	4/6/2022
35,858	$0.98	4/7/2022
23,082	$0.98	4/8/2022
48,494	$0.97	4/11/2022
90,682	$0.97	4/12/2022
13,143	$0.97	4/13/2022
5,821	$0.97	4/14/2022
(17,050)	$1.09	4/18/2022
23,348	$1.03	4/20/2022
100	$1.01	4/22/2022
100	$0.96	4/25/2022
19,679	$0.97	4/26/2022
53,551	$0.99	4/27/2022
48,562	$0.98	4/28/2022
25,800	$0.98	4/29/2022
24,200	$0.98	5/2/2022

1. The prices reported in this column are weighted average prices. Star Equity Fund, LP and Mr. Eberwein undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased (or sold) at each separate price such shares were purchased.